Exhibit 10.18

Isola Group

December 5, 2011

Re:                             Amendments to Employment Agreement

Dear Robert:

The purpose of this letter is to set forth certain corrections to the Employment Agreement between you and Isola USA Corp. (the “Company”), dated July 21, 2011 (the “Original Agreement”), that are intended to conform the Original Agreement to the requirements of Section 409A of the Internal Revenue Code (“Section 409A”) or exemptions therefrom.  Please indicate your agreement to these corrections by signing and dating the enclosed copy of this letter and returning it to me.

Section 2(b) of the Original Agreement is replaced in its entirety by the following:

2.             Compensation

(b)           In addition to the Base Salary, during the Employment Period, the Executive shall be eligible to participate in the executive bonus program (the “Program”) established and approved by the Board of Directors of the Company (the “Board”) and, pursuant to the Program, the Executive may earn an annual bonus (the “Annual Bonus”) in each fiscal year during the Employment Period with a target Annual Bonus of 50% of Base Salary up to a maximum of 100% of Base Salary, based on the achievement of annual performance objectives as set forth in the Program, subject to the Executive’s employment with the Company through the applicable payment date for any such Annual Bonus, which shall be no later than the ninetieth (90th) day following the end of the applicable fiscal year. The Bonus Target and Maximum goals will be set on an annual basis.

Sections 5(a), (b) and (d) of the Original Agreement are replaced in their entirety by the following:

5.             Termination Payments

(a)           Without Cause.  In the event of the termination of the Executive’s employment during the Employment Period by the Company without Cause, in addition to the Executive’s accrued but unused vacation and Base Salary through the Date of Termination (to the extent not theretofore paid) the Executive shall be entitled to continue to receive his Base Salary at the rate in effect as of the Date of Termination for a period of six (6) months following the Date of Termination, with such Base Salary to be paid in installments in accordance with the Company’s normal payroll practices beginning on the first regular payroll date occurring after the date on which the Release (as defined below) becomes effective and no later than the ninetieth (90th) day following the Date of Termination, provided that if such ninety (90) day period spans two calendar years, the installment payments shall begin in the second such calendar year.  The initial payment of continued Base Salary will include a catch-up payment consisting of the installments that otherwise would have been paid on the regular payroll dates occurring between the Date of Termination and such initial payment date.  The payments and benefits provided herein are subject to and conditioned upon the Executive executing a valid general release and waiver (in the form reasonably acceptable to the Company), waiving all claims the Executive may have against the Company, its successors, assigns, affiliates, executives, officers and directors (the “Release”), and such Release becoming effective in accordance with its terms on or before the sixtieth (60th) day following the Date of Termination, and the payments and benefits are subject to and conditioned upon the Executive’s compliance with the Restrictive Covenants provided in Sections 7 and 8 hereof. For the avoidance of doubt, upon a termination of the Employment Period without Cause, the Executive shall not be entitled to continuation of his Base Salary for more than the period of six (6) months described in the preceding sentence or to any other compensation or benefits not expressly provided for in this section, regardless of the time that would otherwise remain in the Employment Period had the Employment Period not been terminated without Cause. Notwithstanding the foregoing, the Executive shall not be required to mitigate any damages that the Executive may incur as a result of a termination of his employment by the Company without Cause. Any amounts that the Executive earns pursuant to other employment shall offset and reduce the amount of severance required to be paid to the Executive pursuant to this Section 5(a) during the 6-month period following the Date of Termination. For purposes of this Section 5(a), “employment” shall mean any activity for which the Executive is compensated as a result of the rendering of services, whether such services are rendered as a common law employee, a partner, sole proprietor, independent contractor or otherwise. The Executive shall be required to provide such evidence as the Company may reasonably require regarding the amount of such earnings. Except as provided in this Section 5(a) and except for any vested benefits under any tax qualified pension plans of the Company, and continuation of health insurance benefits on the terms and to the extend required by Section 4980B of the Internal Revenue Code of 1986 and Section 601 of the Employee Retirement Income Security Act of 1974, as amended (which provisions are commonly known as “COBRA”), the Company shall have no additional obligations under this Agreement. During the severance period, the Executive shall be eligible to elect to receive Isola’s medical and dental plans. The Executive will be required to pay their normal employee contribution rate during the severance period. These benefits will be secondary and supplemental to any like benefits provided by another company.

(b)           Disability or Death.  If the Executive’s employment is terminated during the Employment Period as a result of the Executive’s death or Disability, the Company shall pay the Executive or the Executive’s estate, as the case may be, within thirty (30) days following the Date of Termination: (i) the Executive’s accrued but unused vacation, (ii) his accrued but unpaid Base Salary; and (iii) any Annual Bonus earned by the Executive in respect of the Company’s fiscal year ending immediately prior to the Date of Termination, which shall be paid in any event no later than the ninetieth (90th) day following the end of such fiscal year. Except as provided in this Section 5(b) and except for any vested benefits under any tax qualified pension plans for the Company, and continuation of health insurance benefits on the terms and to the extent required by COBRA, the Company shall have no additional obligations under this Agreement.

* * *

(d)           Certain Terminations Following a Change in Control.  If the Executive’s employment is terminated by the Executive for Good Reason within the two (2) year period following the occurrence of a change in ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company (in each case as such term is defined in Section 409A(a)(2)(A)(v) of the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Treasury Regulations thereunder, the Executive will be entitled to the payments and benefits described in Section 5(a), subject to the terms, conditions and payment timing set forth in such Section, including the requirement of an effective Release. The term “Good Reason” shall mean: (i) the assignment of duties or responsibilities that constitute a material diminution of authority of the Executive, provided that Good Reason shall not exist solely as a result of the Company becoming part of a larger organization, or (ii) a relocation of the primary office of the Executive to more than fifty (50) miles from its current location in Chandler, Arizona: provided that in each clause (i) and (ii), the Executive serves notice on the Company specifically identifying the circumstances that the Executive believes constitute Good Reason within sixty (60) days of the date such circumstances occurred and gives the Company a reasonable period of time (not to exceed thirty (30) days) to cure such circumstances to the extent reasonably susceptible to cure, and in each of clause (i) or (ii), without the prior consent of the Executive.

The following is added as a new Section 12 of the Original Agreement:

12.           Section 409A.

(a)           The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code (the “Code”)

and the regulations and guidance promulgated thereunder (“Section 409A”), except to the extent exempt as short-term deferrals or otherwise, and. accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.  The Company may reform any provision of this Agreement to the extent reasonably necessary to comply with Section 409A.

(b)           A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”  The determination of whether and when a separation from service of the Executive from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-l(h) (or any successor provision).  Solely for purposes of this Section 12(b), “Company” shall include all persons with whom the Company would be considered a single employer under Sections 414(b) and 414(c) of the Code.  The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to the Executive under Section 5 as applicable:

(i)            Neither the Company nor the Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409; and

(ii)           If, as of the date of the “separation from service” of the Executive from the Company, the Executive is a “specified employee” (within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment or the provision of any benefit that is subject to this Section 12 (whether under this Agreement, any other plan, program, payroll practice or any equity grant) and is due upon or as a result of the Executive’s separation from service, such payment or benefit shall not be made or provided, to the extent making or providing such payment or benefit would result in additional taxes or interest under Section 409 A, until the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of the Executive, and (B) the date of the Executive’s death (the “Delay Period”) and this Agreement and each such plan, program, payroll practice or equity grant shall hereby be deemed amended accordingly.  Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 12 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum on the first business day following expiration of the Delay Period, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)           All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A.  All expenses or other reimbursements paid pursuant herewith that are taxable income to the Executive shall in no event be paid later than the end of the calendar year next following the calendar year in which Executive incurs such expense or pays such related tax.  With regard to any provision herein that provides far reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that, the foregoing clause shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and such payments shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense occurred.

(d)           Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g. “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

All other provisions of the Agreement will remain unchanged and in full force and effect.

Sincerely,

ISOLA USA CORP.

By:	/s/ Raymond P. Sharpe
Raymond P. Sharpe
President and Chief Executive Officer

I agree to the foregoing amendments to my Original Agreement.

/s/ Robert Chaney	Date: December 14, 2011
Robert Chaney